Exhibit 99.1

DEBT COVENANT COMPLIANCE
AS OF JANUARY 31, 2011

Consolidated Adjusted EBITDA:

(in 000s)	LTM (i)	Q4 FY10	Q1 FY11	Q2 FY11	Q3 FY11
Net Loss	$490	$112	$(540)	$(323)	$1,241
Add Back:
Depreciation and Amortization	6,353	1,647	1,622	1,562	1,522
Income Tax Provision (Benefit )	2,735	(191)	1,064	804	1,058
Interest Charges	1,736	468	413	437	418
Non-Cash Charges	2,401	853	370	531	647
Allowable Add backs Pursuant to Credit Facility
Agreement	158	6	9	103	40
Consolidated Adjusted EBITDA	$13,873	$2,895	$2,938	$3,114	$4,926
I. Consolidated Leverage Ratio
A. Total Long-Term Obligations and Notes Payable (ii)	$2,118
B. Consolidated Adjusted EBITDA	$13,873
C. Consolidated Leverage Ratio (Line I.A / Line I.B)	0.15
Maximum Permitted	2.50x to 1
II. Liquidity Test
Book Value of Consolidated Accounts Receivable at 65%	$25,954
Book Value of Consolidated Inventory at 40%	$11,484
A.	$37,438
B. Total Long-Term Obligations and Notes Payable (ii)	$2,118
(Line II.A) must be greater than (Line II. B)	Yes
III. Consolidated Fixed Charge Coverage Ratio (i)
A. Consolidated Adjusted EBITDA
1. Consolidated Net Loss	$490
2. Consolidated Interest Charges	$1,736
3. Provision (Benefit) for income taxes	$2,735
4. Depreciation expenses	$5,935
5. Amortization expenses	$418
6. Non-recurring non-cash reductions of Consolidated Net Loss	$2,401
7. Allowable Add backs Pursuant to Credit Facility Agreement	$158
8. Consolidated Adjusted EBITDA (Lines III.A.1 + 2 + 3 + 4 + 5 + 6 + 7)	$13,873
B. Cash payments for taxes	$483
C. Maintenance Capital Expenditures	$2,000
D. Consolidated Interest Charges (except non-cash interest)	$352
E. Current portion of other long term debt (iii)	$29
F. Consolidated Fixed Charge Coverage Ratio ((Line III.A.8 - Line III.B - Line III.C) / (Line III.D + Line III.E)	29.9
Minimum required	2.0x to 1
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Notes:
(i)    Last Twelve Months (Most Recent Four Fiscal Quarters)
(ii)    Excludes subordinated debt
(iii)    Represents current portion of other long-term debt as of January 31, 2011